EXHIBIT 99.1

Student Transportation Inc. Charity Raises Money, Kicks Off Scholarship Program

STI Cares Foundation to Lead North American Community Fundraising Effort

WALL, N.J., March 06, 2018 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), a leader in school transportation, safety and fleet services, partnered with its charitable organization, the STI Cares Foundation, to raise more than $46,000 for its annual "Driving Our Communities" fundraising effort. The company-wide winter campaign, which just completed its sixth year, was designed to help those in need and give back to the North American communities served by STI.

“We continue to be amazed by the company-wide efforts and participation in our annual Driving Our Communities initiative,” said Kelly Engelbert, Executive Director of the STI Cares Foundation. “Year after year, our employees and family of companies continue to demonstrate their commitment to each other, our communities and the schools we serve through fundraising, collection efforts and volunteer hours. Although the totals of our efforts tallied over $46,000, the impact is far greater. We were able to help organizations like the Salvation Army provide comfort during the holiday season, replenished local food banks, and made donations to elementary schools and children's hospitals. We have continued to grow our footprint and culture of service in our communities and look forward to growing this program to a year-round initiative through STI Cares.”

More than 170 STI locations serving over 300 school districts and communities coordinated efforts with STI Cares to raise monetary donations and gathered non-perishable food items, household items and toiletries, blankets, coats, jackets and mittens. In addition to the “Driving Our Communities” initiative, STI Cares, a 501(c)(3) non-profit organization, has been assisting STI locations with developing localized volunteer programs to continue the effort’s goodwill throughout the year and to help raise funds for the Foundation’s Hardship Grant, which assists STI employees and families during times of unforeseen distress.

“Our mission is to care for our employees with the same level of care and concern they afford each other and the students we transport every day,” added Engelbert. “Through STI Cares, we are able to provide emergency financial assistance to the STI Family for unpredictable life setbacks such as unplanned injury or illness, bereavement, natural disaster and other economic or financial hardship. To date, we have been able to help with emergency relief for families displaced by home fires, bereavement expenses for a deceased employee’s family, and medical expenses for a courageous battle with cancer.”

STI Cares has also recently rolled out its 2018 Scholarship Program, which grants one-time awards of $1,000 a piece. Scholarships are available to graduating high school seniors who will be attending an institution of higher education (trade schools, technical schools, colleges and universities) and children and dependents of STI employees.

For those interested in getting involved or donating to the STI Cares Foundation, please visit www.StiCares.Foundation. To learn more about Student Transportation Inc. and its family of companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com